Exhibit 4.23

TURNKEY PROJECT AGREEMENT

This Agreement is made the 17 day of July 2023

BETWEEN

Mediwound Ltd. registration number 512894940, a company incorporated in Israel and having its principal place of business at 42 Ha’Yarkon St., Yavne 8122745 Israel (the “Customer”)

AND

Biopharmax Group Ltd. registration number 51-241021-8, a private company incorporated in Israel and having its principal place of business at 4 Hasadnaot St., Hertzelia (the “Contractor”)

WHEREAS:

1.          The Customer wishes to establish, commission and validate a state of the art, sterile, GMP manufacturing facility, with complete clean rooms, for production of NexoBrid® products all conforming to cGMP, FDA, EMA, MOH (as defined below) and other Israeli regulations and requirements (the “Project”) in the building located at 42 Ha’Yarkon St., Yavne 8122745, Israel (the “Facility”, or “Site”);
2.          The Contractor wishes to undertake the performance of all the Works, (as defined below), all subject to the terms and conditions of the Agreement as set forth herein below;
3.          The Contractor represents that it is an independent contractor, duly registered with the Israeli Contractor registrar and having the required license under applicable laws and regulations to perform the type of works contemplated under this Agreement, and that it has the know-how, expertise, financial and technical means and experience required for execution and completion of the Works all in accordance with and subject to the terms and conditions set forth herein;
4.          The Contractor has thoroughly examined and studied necessities and requirements, the premises set forth in Section 2 to this preamble above and its surroundings, as well as the annexes attached hereto, and represents and warrants that it is capable to perform and complete the Works in compliance with the terms of this Agreement, and in accordance with the best industry standards and within the Timetable; and
5.          On the basis of Contractor’s warranties, representations and covenants set forth herein, Customer has agreed to engage the Contractor, as an independent contractor, to perform the Works in accordance with terms herein and Contractor has agreed to perform the Works as aforesaid.

NOW THEREFORE, the parties declare, stipulate and agree as follows:

1.          DEFINITIONS AND INTERPRETATIONS

1.1          The following terms shall have the meanings appearing alongside them:
“Agreement” – means the this Turnkey Project Agreement and its Annexes and any document which has been / will be agreed upon in writing constitutes part of the Agreement even if not actually attached to the Agreement.

“Bill of Quantity” – means the bill of quantity setting forth all the Means required prepared by Contractor based on the requirements of the Design, User Requirement Specifications and the Basis of Design attached hereto as Annex A.

 “Detailed Design” – means the basis of design prepared by Contractor and approved by the Customer and/or which will be attached in the future.

“cGMP” – the current Good Manufacturing Practices.

“Drawings” – means the drawings for execution of the Work (as defined below) which are attached to the Agreement as Annex C1, and/or which will be attached in the future.

“DQ” – means the design qualifications.

“EMA” – means the European Medicines Agency, or any successor agency.

“FDA” – means the United States of America Food and Drug Administration, or any successor agency.

“Means” – means the equipment, supplies, tools, materials, structures, scaffolding, installations and everything else that provided by the Contractor and required for execution of the Works or which will be used for the execution thereof.

“MOH” – means the Israeli Ministry of Health, or any successor agency.

“IC” – means the installation commission.

“IQ” – installation qualifications.

“OC” – means the operation commission.

“OQ” – means the operation qualification.

“Regulations” – means the applicable current cGMP, FDA, EMA, MOH and Israeli regulations required for the construction, maintenance and operation of the Facility.

“Scope of Work” – means the scope of work including the detailed design, management, supervision. implementation and execution of the Works (including but not limited to any and all necessary design, material and equipment procurement, construction, testing, validation, training, applicable licensing, and warranty of the Facility and overall scope for the Project, in the form attached as Annex B, that may be updated by the Contractor in accordance with the progress of the Work, subject to Customers prior written consent.

“Specifications” – means the specifications of the Facility as specified in and in accordance with the Design, Detailed Design and the Bill of Quantity.

“Timetable” – means the timetable for the performance and completion of specific stages of the Work as set forth in Annex D.

“Work” and/or “Works” – means the execution, performance and completion of the Project on a turnkey basis, inclusive of all Means and services as set forth in the Scope of Work, meeting all of the Specifications.

1.2          The Preamble hereof and all Annexes attached hereto form an integral part of this Agreement. The headings of the Sections, Sub-Sections or chapters in the Agreement are for convenience only, and shall not serve in interpretation of the Agreement.

1.3          In any case of discrepancy or contradiction between the provisions of this Agreement or between one of its provisions and one if its Annexes, the provisions of the Agreement will prevail. In case of conflict between the Annexes, the provisions of the Annexes shall govern in accordance with the following order: Annex C2 (detailed Design), Annex C1 (Drawings), Annex B (Scope of Work), Annex A (Bill of Quantity).

2.          THE ESSENCE OF THE AGREEMENT

2.1          The Customer hereby conveys to the Contractor and the Contractor hereby undertakes upon itself the execution and completion of the Works, on a turnkey basis, at Contractor’s own expense and on its own responsibility and in exchange for the Consideration (as defined below), all in accordance with the provisions of the Agreement and the Scope of Work.
2.2          Except as explicitly provided in the Scope of Work as being excluded from the Work but subject to Section 4.3 below (the “Excluded Items”), the Contractor shall perform or cause to be performed all Work and services required in connection with the design, management, procurement, construction, DQ, IC OC, IQ and OQ and testing of the Works and the Facility, and provide all materials and equipment machinery, tools, labor, transportation, utilities, administration, training and other services, items and Means required to complete the Works on a turnkey basis in accordance with the Scope of Work and the Specifications and within the time schedule set forth in the Timetable, for the Consideration. Upon successful completion of DQ, IC OC, IQ and OQ testing of the Work and the Facility and issuance of a Certificate of Completion, all responsibilities regarding the Facility and Works shall pass to the Customer, subject to Contractor’s warranty as set forth in Section 17 below.
2.3          The Facility shall be constructed by Contractor and operable in accordance with cGMP, and, in addition, will meet the current requirements in effect as of the date of this Agreement of the FDA, EMA, MOH and other relevant authorities of Israel. In addition, the Contractor will be responsible for the implementation of any comments that may be submitted following any inspection performed by any regulatory authorities (mainly but not limited to the FDA) in the Facility. Contractor shall fix any such rejects at its own costs, as long as the comments address issues and regulations that applied as of the Effective Date.
2.4          The Contractor undertakes to bear overall liability towards the Customer as the Main Contractor (“KABLAN RASHI”) of the Works and assume all liability and obligations thereof, and the Customer’s involvement, approval of (at any stage of the Work) or employment of subcontractors shall not derogate from the Contractor’s liability towards the Customer and/or any third party under any law and/or regulations and/or this Agreement.
2.5          In connection with the aforementioned in Section 2.4, the Customer will direct its employees and subcontractors that will access the Site (as defined below) during the Work, to comply with the Contractor’s instructions and to cooperate with Contractor. Notwithstanding, in any event the Contractor shall have overall liability over the Works and the Site as the Main Contractor.

3.          ANNEXES

The Annexes to this Agreement are listed below:
3.1          Bill of Quantity Rev7 – Annex A.
3.2          Scope of Work – Annex B.
3.3          Drawings – Annex C1.
3.4          Detailed Design - Annex C 2.
3.5          Timetable – Annex D.
3.6          Certificate of Completion – Annex E.
3.7          Payment Schedule- Annex F.
3.8          Certificate of insurance by the Contractor- Annex G.
3.9          Lease Agreement – Annex I.
3.10        Bank Guarantee – Annex J.
3.11        Service Level Agreement – Annex K.
3.12        Validation Master Plan (part of the IQ and OQ) – Annex M.
3.13        List of Approvals to be provided by Contractor – Annex N.

4.          CONSTRUCTION SCHEDULE; LIQUIDATED DAMAGES; BANK GUARANTEE
4.1          The Contractor shall carry out the Works in accordance with the Scope of Work and time schedule set forth in the Timetable (Annex D).
4.2          The Contractor shall complete the Works and by the completion date set forth in the Timetable (“Project Completion Date”). Contractor shall provide Customer with prompt notice upon it becoming aware of any reason which will cause a delay in the performance of the Work in accordance with the Timetable.

4.3          If in the opinion of the Customer and based upon the Timetable, the Contractor is behind schedule, the Customer will direct the Contractor to take, and Contractor shall accordingly take appropriate action to accelerate the performance of the Work so that the Project Completion Date is not jeopardized. Such action shall include but not be limited to overtime, shift work, additional construction equipment, extra work crews, etc. (as applicable), regardless of whether this was an Excluded Item. Any extra costs associated with such action will be borne by the Contractor, unless the delay was caused by an event that entitles the Contractor to a time extension, pursuant to Section 22 below or caused by the Customer or due to Customer’s instructions.
4.4          The Contractor shall be responsible for payment of liquidated damages for any delays in the completion of the Works by the Project Completion Date plus a grace period of 6 (Six) weeks (the “Grace Period”), caused by the Contractor, its employees, agents, subcontractors, suppliers or any other person or entity for whose acts the Contractor is liable, including but not limited to, delays caused by problems with the Design. In the event of delays in completion of the Work beyond the Grace Period, the Customer shall be entitled, following written notice to the Contractor, but without recourse to judicial proceedings or proving any damages, to collect from Contractor and Contractor shall pay Customer as liquidated damages (and not as a penalty) US$3,000 (Three Thousand US Dollars) per week for each week of delay up to maximum of US$20,000 Twenty Thousand US Dollars). The payment of any liquidated damages hereunder shall not affect Customer’s right to terminate the Agreement and the consequences thereof. Should the Contractor be delayed by any cause constituting an event of Force Majeure (as defined below), then the Project Completion Date shall be extended for a period equivalent to the time lost by reasons of any event of Force Majeure, subject to and in accordance with Section 22 below.
4.5          As a guarantee for execution in full of all the Contractor’s undertakings under this Agreement, on the Effective Date (as defined below), the Contractor shall provide to Customer an unconditional, autonomic, irrevocable bank guarantee, in the sum equal to 7.5% of the Total Price set forth in Section 14.1 below (i.e. USD  787,500) in NIS (the “Bank Guarantee”), sibilantly in the format attached hereto as Annex J, which shall remain valid until issuance of Certificate of Completion (as defined below).
Upon and as a condition to issuance of Certificate of Completion, as a guarantee for execution in full of all the Contractor’s undertakings under this Agreement during the Warranty Period, the Contractor will provide to Customer a new unconditional, autonomic irrevocable Bank Guarantee in the sum equal to 5% of the Total Price set forth in Section 14.1 below, which will expire at the end of the Warranty Period, unless the Customer complains of defects in the Work, in which case the Bank Guarantee will be extended until the completion of the repair of such defects by the Contractor (“Repair Period”). In the event that the Bank Guarantee(s) has been forfeited, in full or in part, for any reason, the Contractor undertakes to immediately provide the Customer with a new Bank Guarantee or to complete the forfeited Bank Guarantee, all within five (5) days as of the day of forfeiture. The Contractor undertakes to furnish the Customer with an extension of the Bank Guarantee until the laps of sixty (60) days following the issuance of Certificate of Completion end of the Warranty Period or Repair Period (as applicable), at least seven (7) days prior to expiration of the Bank Guarantee.
If the Contractor fails to comply with any of the provisions in this Section 4.5 the Contractor shall be deemed to be in material breach of this Agreement and the Customer may exercise the Bank Guarantee.

5.          SUBCONTRACTING

5.1          The Contractor shall be entitled to subcontract all or part of the Works, provided that the subcontracting by Contractor of any portion of the Work valued at NIS 400,000 (four Hundred Thousand New Israeli Shekels) or more, shall require the prior written consent of the Customer.

5.2          Contractor shall remain fully responsible and liable for the performance of all Works and all of Contractor’s undertakings under this Agreement and for all acts and omissions of any of its subcontractors. Any breach of this Agreement by a subcontractor or supplier of Contractor shall be deemed a breach of this Agreement by the Contractor.

5.3          Nothing contained in this Agreement and/or any agreement or arrangement between the Contractor and any subcontractors or suppliers shall create any contractual obligations on the part of the Customer to any subcontractor or supplier and Contractor shall be solely responsible for any payments due to any such subcontractor or supplier.

6.          SUPERVISION; PROJECT MANAGER AND QUALIFIED PERSONNEL

6.1          The Contractor shall designate a fulltime project manager (the “Contractor Project Manager”), agreed by the Customer, to be responsible for the execution of the Works. The Project Manager shall have the experience, skills and capability to timely complete the Work according to this Agreement.

6.2          The Contractor Project Manager shall act as single point of contact and have authority to act on behalf of the Contractor. The Contractor Project Manager will be available to attend weekly meetings with the Customer’s representatives and at any other time following Customer’s request.

6.3          The Customer will appoint a project manager on its behalf (the “Mediwound Project Manager”), to be responsible for the supervision over performance of the Customer’s obligations related to the Work. The Mediwound Project Manager will be available to attend weekly meetings with the Contractor Project Manager. Without derogating from the Contractor’s responsibilities and obligations, the Contractor undertakes to fulfill the instructions of the Mediwound Project Manager and obey him.

6.4          The Customer may appoint a person or entity to inspect the Work and the Site on behalf of Customer (the “Inspector”). The Inspector and the Mediwound Project Manager will have full authority to perform any action in connection with inspecting the Site and/or the Work during the term of this Agreement and Contractor shall grant such Inspector and/or Mediwound Project Manager, as applicable, with full access to the Site and the Works. From time to time, the Contractor Project Manager will write up (as directed by the Inspector) a list of repairs and/or completions, that are due to be performed in order to complete the Work according to the provisions of this Agreement, however such list or any other action taken by the Inspector and/or Mediwound Project Manager, as applicable, will not derogate from the Contractor’s obligations and responsibility under this Agreement. All communications and findings will be transferred directly to the Customer through the Contractor Project Manager or the Inspector and/or Mediwound Project Manager, as applicable, and Customer will than have the right to respond and/or to request adjustments to any such communications and/or findings, including, inter alia, any design.

6.5          Any changes or replacement of personnel mentioned in this Section 6, shall require the Customer’s prior written consent.

6.6          The Contractor shall be responsible for all aspects of Site maintenance during the Project and until receiving the relevant Certificate of completion including but not limited to, safety, but not including utility expenses (electricity, water, communication, waste etc.).

7.          REPORTING

The Contractor shall submit to the Customer weekly and monthly progress reports on the Work performed, including updated Timetables showing, among other things, the relevant portion of the Work performed. The reports shall be in such form as shall be agreed upon by the parties. In addition, the Contractor shall provide Customer with any additional information regarding the Work as may be reasonably requested by the Customer from time to time.

8.          COMPLIANCE

8.1          The Contractor hereby warrants, represents and undertakes that it shall comply with the applicable laws, rules, regulations and/or ordinances applicable to the performance of the Work. The Contractor hereby warrants, represents and undertakes that it shall secure, and pay for maintaining in effect throughout the term of this Agreement, all permits, governmental fees and licenses necessary for Contractor to operate in Israel and to carry out the Work in accordance with this Agreement and applicable laws, rules, regulations and/or ordinances.
8.2          Contractor shall reasonably assist Customer in all technical matters relating to such permits and shall provide Customer with the approvals listed on Annex N attached hereto and all other approvals required to be provided by Contractor in order to enable Customer to obtain a business permit for the Facility. Such approvals include, but are not limited to, the approval of the Association of Cities for Fire and Rescue Services, Standards Institute - for the fire detection system, Standard 1001 and approval by the Ministry of Health. It is clarified that licenses, permits and fees related to the Facility and Project itself shall be Customer’s responsibility.

8.3          Without derogating from the foregoing, the Contractor hereby warrants, represents and undertakes that it:
8.3.1          shall comply with the laws of Israel, including, without limitation, social insurance law, labor law, tax law, safety laws and all other laws, regulations and requirements that may be applicable to the performance of the Work;
8.3.2          shall be responsible for the safety of the entire Project, the Site and any person therein, and shall appoint an authorized work manager (מנהל עבודה מוסמך) in accordance with the relevant laws, rules and regulations of the Israeli government authorities, which such work manager shall be present at the Site at all times when Work is carried out.

8.3.3          Contractor hereby warrants, represents and undertakes that it shall obtain and maintain in full effect, at its own cost and expenses, throughout the terms of this Agreement, all work permits, and licenses required under the laws of Israel, including but not limited to, permit the non-resident employees of Contractor to perform their duties pursuant to this Agreement (as applicable). Without derogating from the Contractor responsibilities above, Customer shall cooperate with Contractor, as may be reasonably required, in order to obtain such permits and licenses.

9.          CLEARANCE OF THE SITE; NO INTERFERENCE

9.1          The Contractor shall keep the Site and adjacent roads free from unnecessary obstruction and accumulation of waste material or rubbish caused by the Work. The Contractor will, from time to time, remove from the Site all accumulations of materials and waste accumulated during the Work, and will be responsible for maintaining the cleanliness of the Site.

9.2          Immediately upon completion of the Work or early termination of this Agreement for any reason, the Contractor shall clean the Site and its surroundings and remove and clear all construction surplus materials and equipment, tools, instruments, machines (not including any equipment or instruments which are to be provided as part of the Facility and the Works) garbage and rubbish and the temporary structures, of every and any kind attributable to the Work and/or caused by the Contractor, its employees, agents, subcontractors, suppliers and/or any other person or entity on its or their behalf (if any) to an authorized waste site and leave the Site and adjacent roads clean and will deliver the Facility such that the Site and its surroundings are clean to the full satisfaction of the Customer.

9.3          During the course of the Work, Contractor (and its employees, agents, subcontractors, suppliers and/or any other person or entity on its or their behalf) shall not interfere with, or cause any obstructions to, the Customer and/or the daily operations of the Customer or the other persons or entities located at the Site or its surroundings. To this extent and without limiting its obligations hereunder, the Contractor shall coordinate the performance of the Work in advance with Customer, the Landlord (as defined below), and the municipality and other authorities as applicable, including regulatory required submissions and permits, it being understood that obtaining permits for the Facility is under Customer’s or Landlord’s responsibility, as applicable; however the Contractor shall be responsible for the achievement of the technical aspects of such permits. Customer will be responsible to obtain all relevant approvals from the Landlord for the Work and free access to site.

10.          CONTRACTOR’S REPRESENTATIONS

The Contractor hereby warrants, represents and undertakes as follows:

10.1          Prior to signing this Agreement, the Contractor read all the Annexes and all documents connected to the performance of the Works and the Project.

10.2          The Contractor has visited and thoroughly examined, the Site, its environs, nature and locality, including but not limited to, its layout, and found them to be suitable for the execution of the Work as stipulated in this Agreement except for hidden defects and damages.

10.3          The Site is ready for starting the execution of the Work.

10.4          The Contractor has all of the Means, the know-how and the qualifications required for the timely performance and completion of the Works pursuant to this Agreement.

10.5          The Contractor has received from Customer all the information and required explanations, as to the details and scope of the Works.

10.6          The Contractor has reviewed the lease agreement of the Site between the Yezum-Tech Business and Assets Ltd. (the “Landlord”) (the “Lease Agreement”) attached hereto as Annex I, and it will ensure that its employees and subcontractors and others acting on its behalf will, conduct themselves during the performance of the Work in accordance with the Work Guidelines required by the Landlord and it is aware that its non-compliance with such Work Guidelines may cause the Customer to be in breach of the Lease Agreement. Contractor herby undertakes to comply with and preform any of the of the Customer’s obligations under the Lease Agreement in connection with the Project and the Work, including but not limited to obtaining any and all necessary permits, from the Landlord or any other authority for the performance of the Work.

11.          LIABILITY; INDEMNIFICATION; INSURANCE

11.1          The Contractor shall be liable for any damages, demands or claims which may arise in respect of Contractor’s (and anyone acting on its behalf) acts and/or omissions  pursuant to this Agreement and/or under any applicable laws and regulations.

The Contractor shall be liable for, and shall at all times indemnify, defend, and hold harmless the Customer, its affiliates, parent company and its and their respective directors, officers, employees and agents (collectively, “Customer Indemnitees”) from and against any harm (whether physical or mental), damages, liabilities, expenses (including legal fees) and/or loss of any kind whatsoever, including without limitation, bodily injury and/or property damage, arising from: (i) any act, omission and/or breach of this Agreement and or breach of any applicable laws and regulations, by the Contractor and/or its employees and/or its subcontractors and/or all person or entities acting on their behalf; (ii) all claims issued against the Customer as a result of faulty or inadequate performance made by the Contractor; and/or (iii) any faulty or inadequate performance that Contractor is responsible for according to any applicable law or regulation or under this Agreement.

11.2          It is clarified that the Contractor’s indemnification obligations hereunder shall not apply to a claim, to the extent that such claim is specifically related to any equipment provided by the Customer, unless such equipment was not used properly and in accordance with Customer’s instructions by Contractor and/or its employees and/or its subcontractors and/or any person or entity on its behalf.

11.3          The Customer shall give Contractor prompt notice of any claim described in this Section 11 above that is made against the Customer Indemnitees (provided that failure to provide such notice, shall not relive the Contractor form its undertakings under this Section 11, except to the extent that Contractor is materially prejudiced by such failure). The Contractor shall forthwith defend any such claims and make settlements thereof at its own expense, provided, however, that any settlement or solution, reached inside or outside of the court, shall not adversely affect the Customer’s rights under this Agreement or impose any obligations on the Customer in addition to those set forth herein, unless otherwise agreed to by the Customer in writing and in advance. Contractor shall keep Customer updated on the progress of the defense or settlement of any such claim. Customer shall have the right, but not the obligation, to be represented by counsel of its own selection and at its own expense.

11.4          Indemnification by Contractor of all costs, expenses and damages to the Customer for any claim for which indemnification was requested shall be made promptly upon adjudication and/or settlement of such claim whereby Contractor was held liable and/or responsible therefore.

11.5          Without derogating from Contractor’s liability under this Agreement and/or under any law, the Contractor hereby undertakes to take out and maintain in effect throughout the term of this Agreement and thereafter during the Warranty Period, an adequate insurance coverage with a reputable insurance company against liability which the Contractor or its subcontractor or its employees may incur to any other person, including but not limited to the Customer, in connection with performance of the Agreement, in accordance with the provisions set forth in Annex G. The Contractor shall, on request, produce to the Customer a copy of such insurance certificates. The policies shall name the Customer as an additional insured.

11.6          The liability of the Contractor is limited to direct damages and no more than 1,100,000 USD, except that the foregoing limitation shall not apply with respect to liability due for human bodily injury or death, breach of confidentiality obligations hereunder,  any third party claims and/or liability, and/or gross negligence, willful misconduct of Contractor and/or it employees and/or subcontractors.

12.          PERFORMANCE TESTING; ACCEPTANCE; TRAINING

12.1          As part of the Work, the Contractor shall perform the testing and qualifications set forth in the Scope of Work, including but not limited to those listed below, all in accordance with the time schedule set forth in the Timetable: (i) DQ tests, (ii) factory acceptance tests, (iii) commissioning tests for GMP and non GMP systems, and (iv) IQ and OQ tests (all of which tests form the acceptance tests hereunder); (all of the aforementioned tests shall hereinafter be referred to as the: “Acceptance Tests”). The performance of the Acceptance Tests and the obtaining of all required resources for performing them, shall be part of the Contractor’s obligations. Contractor shall give the Customer reasonable prior written notice of the intended performance of any such Acceptance Tests, and shall make sure that Customer (or its designated representative) shall join, attend and approve any such Acceptance Tests. Customer shall avail all required personnel and manpower on its part for the performance of the Acceptance Tests, excluding any IQ and OQ tests and any other tests as detailed in the SOW, including those tests set forth under Annex N. Customer shall attend the Acceptance Tests at its own cost.

12.2          The Contractor shall perform all of the Acceptance Tests in accordance with MediWound SOPs and protocols with regard to; (i) the provisions of the Detailed Design; (ii) the validation protocols; and (iii) calibration methods based on MediWound’s SOP.

12.3          The Contractor will hand over to the Customer the Site and the Facility after full calibration of all instrumentations that will be provided by Contractor or on its behalf, by certified calibration bodies according to Customer’s calibration policies and requirements per system/equipment.

12.4          At such time when the Facility operates in accordance with the provisions of the Scope of Work and the Detailed Design and Customer confirms in writing the successful completion of all of the Acceptance Tests, then, subject to the completion of the transactions and procedures set forth in Section 12.6, Customer shall provide a certificate of completion in the form attached hereto as Annex E (the “Certificate of Completion”), at which point sign-off and hand-over of the Facility will take place. The Facility and all systems and equipment installed therein, shall be handed over to Customer free and clear of any encumbrances, liens or any other rights of any kind of any third party.

12.5          In the event that the Customer, or its designated representative, shall determine, that the Facility has not successfully passed any Acceptance Test or does not operate in accordance with and/or does not conform to the provisions of the Scope of Work and/or the Detailed Design, Customer shall advise Contractor within five (5) business days, in writing thereof, setting forth the reasons for same to the extent known to the Customer. Upon receipt of said notification, Contractor shall carry out, at Contractor’s cost and expense, the required changes, repairs or replacements of parts, as shall be indicated by Customer in said notification, within 14 (fourteen) days, unless otherwise agreed to in writing by the Customer. Upon completion of such changes, repairs or replacements, Contractor shall notify Customer, and repeated Acceptance Tests shall be carried out. The provisions herein contained shall apply to any repeated Acceptance Tests in whole or in part until all of the separate portions of the Work shall have successfully passed any and all such Acceptance Tests.

12.6          Upon successful completion of the Acceptance Tests, Contractor shall provide Customer with (i) all the updated diagrams, plans and any other updated documentation of the Facility bearing the signature “As Built” including the date of update; and (ii) a written Engineering File (Tik Mitkan), inclusive of all of the documentation, instructions and protocols (including qualification protocols) and any training required at this stage according to the Scope of Work, all as required in order to operate and maintain the Facility in accordance with the Specifications, including but not limited to FDA, EMA, MOH and all other certificates and approvals from the authorities needed according to the applicable law and regulations to enable the use of the Work, the Facility that related to the project and the systems, including but not limited to, approval of the fire authorities and all other applicable Israeli regulations; (iii) Customer shall provide Contractor with a Certificate of Completion;.

12.7          Customer shall be entitled, at its own expense, to bring an independent expert to attend any of the Acceptance Tests and to advise it as to the performance of the Works.

13.          CHANGES

13.1          The Customer may issue written orders to the Contractor to include changes in the Work, consisting of additions, deletions or other revisions, and completion time shall be adjusted accordingly. The Contractor, prior to the commencement of such changed or revised Work, shall submit promptly to the Customer for Customer’s approval a written proposal for (i) adjustment to the Consideration, and (ii) completion time for such revised Work.

13.2          The parties hereby agree that in the event any changes to the Work are required due to the changes in the Regulations after the date of this Agreement, all costs and expenses stemming from such changes shall be born by the Customer.

13.3          Contractor shall not make any changes or substitutions to the Work, including but not limited to the Specifications, approved subcontractors and suppliers and/or layout of the Facility, without the prior written consent of the Customer. For the avoidance of doubt, any change recommended by the Contractor and agreed to in writing by the Customer, shall be deemed as a change order in terms of this Section 13.

14.          CONSIDERATION & TERMS OF PAYMENT

14.1          In consideration for the performance of the Works and the delivery of all deliverables to Customer in accordance with this Agreement by the Contractor, the Customer shall pay the Contractor the following fees:

A Total Price of USD 10,500,000 (Ten Million and Five hundred thousand USD) (the “Consideration “) +VAT. Upon receipt of each payment, the Contractor shall submit to the Company a valid tax invoice and receipt.

14.2          Customer shall pay the Consideration in NIS in accordance with the milestones as specified in Annex F hereto.

14.3          The Customer will pay a cash bonus of US$ 200,000 in case the Contractor will complete the Works in 16 months.

14.4          The payments under this Section 14 will be remitted in accordance with the provisions set forth in Annex F. The final payment set forth therein shall be made when the Work is fully performed in accordance with the requirements of this Agreement and Customer has issued the Certificate of Completion.

14.5          The budget of Section “Process Equipment list” from the BOQ Annex A is limited to 4,000,000 USD and the cost will be checked with the Customer per clause in this BOQ Section while the target is to avoid deviation this budget.

14.6           This Agreement is a turnkey, lump sum fixed price contract. The Contractor acknowledges that it has satisfied itself as to the correctness and sufficiency of the Consideration (or any part thereof, as applicable) as the consideration for the execution and completion of the Work in accordance with the Scope of Work and the terms of this Agreement, in strict conformance with the terms of this Agreement, subject only to change orders as provided for in Section 13 above. The Consideration constitutes the full and entire consideration for the performance and completion of the Work on a turnkey basis in accordance with this Agreement, and includes, for the avoidance of doubt, all the Contractor’s expenses including salaries, wages and social benefits, tools, the costs of all Means, storage, or any other expenses incurred in carrying out the Work.

14.7          The Consideration is inclusive of all applicable taxes, with the exception of VAT, which shall be payable under and pursuant to applicable law. The Consideration shall be final and binding and shall not be subject to any escalation or modification, other than as specifically provided herein. The Contractor shall comply with all applicable laws and regulations in the performance of its obligations in respect of the Project and the Work. Without limiting the generality of the foregoing, the Contractor shall be responsible to pay all taxes, levies, social benefits, insurance, national insurance payments and any other payments required by law in connection with the performance of the Work under this Agreement, including, without limitation, payments to the income tax authorities, the value added tax authorities, etc., applicable to the Contractor with respect to any and all payments hereunder and/or as an independent contractor and/or for any taxes applicable to payments to its subcontractors, employees or any other person or entity on its behalf.

14.8          Customer shall be entitled to deduct any withholding taxes or other taxes from any payment to Contractor hereunder, unless Contractor has provided Customer with an appropriate certificate of exemption from such withholding tax.

14.9          The Contractor shall furnish with its final request for payment a release stating that it has received the entire Consideration. In the event the Contractor’s vendors and subcontractors make any claim for payment against the Customer regarding work, materials, supplies, equipment provided under this Agreement, or otherwise stemming from or related to this Agreement, Contractor shall defend, indemnify and hold harmless the Customer from all such claims immediately upon request for indemnification from the Customer.

15.          OWNERSHIP

15.1          The Confidential Information (as defined below), and any other materials or information provided by Customer to Contractor and all inventions, processes, methods, products, compounds, materials, formulations and other intellectual property owned or controlled by Customer prior to the Effective Date or thereafter developed by or on behalf of Customer, independent of this Agreement (collectively, “Customer Background IP”), are and shall remain the sole and exclusive property of the Customer.

15.2          All designs, Drawings, Specifications, software, programs, notes and other Works, copyrights, documentation and records developed in the performance of this Agreement shall become the sole and exclusive property of the Customer (collectively, “Customer Proprietary Materials”), at every stage of the Project, may be used by Customer on any other design or construction without any additional compensation to the Contractor. Contractor shall not be entitled to use any Confidential Information, including without limitation, any information and/or know-how of any type or nature and in any form or medium relating to Customer’s process, products and/or any aspect thereof, as may be changed pursuant hereto. All equipment that will be provided to the Site under the scope of the Project shall become the sole and exclusive property of the Customer, provided that such costs have been paid to Contractor.

16.          CONFIDENTIALITY

16.1          During the term of this Agreement and for a period of 10 (ten) years thereafter, Contractor shall protect all of Confidential Information disclosed by Customer or a third party on its behalf or otherwise obtained by the Contractor. Other than to the extent required to perform its duties hereunder, Contractor shall not disclose such Confidential Information to third parties by any means whatsoever. Contractor further agrees not to use Confidential Information disclosed or owned by Customer for any purpose other than for the purpose of performance of its undertakings under this Agreement as contemplated hereby. The Confidential Information may only be disclosed by Contractor to those officers, directors, employees, agents and subcontractors of the Contractor (“Representatives”) who have a need to know, and only after such Representatives have been advised of the confidential nature of such information and agree to be bound by an obligation of confidentiality and restricted use to the Customer under terms substantially similar to the terms of this Agreement and provided that the Contractor shall remain responsible for any breach of this Agreement by it and/or any of the Contractor’s Representatives.

16.2          The obligations under Section 16.1 above shall not apply to information which:
16.2.1          Is or becomes part of the public domain without breach of the provisions hereof or is generally known in the industry; and/or
16.2.2          Is lawfully obtained by the Contractor from a third party under no obligation of confidentiality.

16.3          If and to the extent that the Contractor is required to make any disclosure of Confidential Information, in response to a valid order by a court or other governmental body, or as otherwise required by law, it will be permitted to do so, provided that the Contractor will give reasonable prior written notice to the Customer of such disclosure requirement and will use reasonable efforts to secure confidential treatment of such information required to be disclosed.

16.4          “Confidential Information” shall mean to include any all information, notes, data, sketches, drawings (including the Drawings), manuals, documents, blueprints, memoranda, specifications (including the Specifications), any of the items, financial reports, equipment, any information and/or know-how, inventions, ideas, process, methods, techniques, materials, formulations, compositions, compound and any other information, of any type or nature and in any form or medium relating to the Work, this Agreement, the Facility, the Site and/or Customer and/or its business, technology, products, plans, (including without limitation to Customer’s process and/or any aspect thereof), Customer Proprietary Materials, and/or any other information of a confidential or proprietary nature, whether written or oral, disclosed by the Customer or by a third party on its behalf (including confidential or proprietary information of third parties, subject to a duty on the Customer’s part to maintain the confidentiality of such information) or obtained by the Contractor in connection with this Agreement its provision of services during or before the term of this Agreement.

16.5          Upon the termination of this Agreement, for any reason, Contractor shall immediately return to the Customer all Confidential Information.

16.6          Customer shall remain the sole and exclusive owner of all Confidential Information.

16.7          The Contractor acknowledges and understands that the Customer’s parent company, is a public company traded on the NASDAQ, and accordingly, this Agreement and any Confidential Information may be considered as “inside information” pursuant to securities laws and regulations.

17.          WARRANTY

17.1          The Contractor hereby warrants to the Customer, that: (i) all materials and/or equipment used or supplied under this Agreement are of the best quality, shall be: (a) new and free from defects due to faulty design, material and workmanship; (b) free of any liens, encumbrances and/or any other third party rights of any kind and shall perform in accordance with the purpose to which they are intended; and (ii) the Work and the Facility shall conform with the Specifications, Drawings and the Detailed Design, and shall be prepared in a workmanlike manner and with professional diligence and skill; (iii) it has the requisite technical and professional knowledge, know-how, expertise, skills, resources, talent and experience required in order to perform the Work in a professional and efficient manner; (iv) the execution of this Agreement by Contractor and the performance of the obligations hereunder shall not constitute or result in a breach of any other obligation, contractual or otherwise, of Contractor; and (v) there are no restrictions, limitations, contractual obligations or statutory obligations or restrictions or any other factor whatsoever which prevents or restricts or is likely to prevent or restrict Contractor from fulfilling all its obligations under this Agreement and the performance of the Work, in accordance with the Timetable.

17.2          Contractor hereby undertakes to promptly replace any defective materials and/or equipment at its own expense, within the timeframes specified in the Service Level Agreement (SLA) attached hereto as Annex K to this Agreement.

17.3          Further to the above the Contractor undertakes to repair any system operational defect in the Facility at its own expense within the timeframes specified in the Service Level Agreement (SLA) attached hereto as Annex K to this Agreement.

17.4          The warranty hereunder excludes defects resulting from improper use of the equipment by the Customer or improper maintenance not in accordance with the maintenance manual provided by Contractor.

17.5          The warranty period shall be for a period of 12 (twelve) months from the date of Certificate of Completion (the “Warranty Period”). and in the event that the Contractor received a longer warranty period from a third party for any specific item, the warranty with respect to such item shall be extended for the extended period of time.

Any part of component replaced by the Contractor during the Warranty Period shall be guaranteed for the longer of: a) the remaining Warranty Period; b) three (3) months from the date of replacement; or c) if a separate warranty for that part or component is generally offered by the manufacturer, the standard commercial warranty period offered by the manufacturer for the individual part or component.

18.          TERM AND TERMINATION

18.1          This Agreement shall enter into force on signing this Agreement (the “Effective Date”) and shall remain in effect until completion of the Work and the issuance of a Certificate of Completion, unless otherwise earlier terminated in accordance with this Section 18.

18.2          Subject to Section 14.2 above, any actions taken by the parties or cost incurred prior to the Effective Date in preparation or for the performance thereof are for their own account and at their cost and expense.

18.3          In the event of a material breach of a party’s obligations hereunder, the non‑breaching party may terminate this Agreement by providing the breaching party with a prior written notice of termination hereof no less than 14 (fourteen) days prior to such termination becoming effective; provided however, that such termination shall not enter into effect if the other party cures such breach prior to the expiration of such 14 (fourteen) day period.

18.4          Either party is entitled to terminate this Agreement upon the occurrence of any of the following events: (i) a request for the liquidation and/or dissolution and/or winding up is filed against the other party, which request is not dismissed or otherwise set aside within thirty (30) days thereafter; (ii) a request for the appointment of a receiver or trustee over a material asset of the other party is filed against the other party with a competent court of jurisdiction (or execution office), which request is not dismissed or otherwise set aside within thirty (30) days thereafter; or (iii) the other party makes a general assignment for the benefit of its creditors.

18.5          The Customer may at any time terminate this Agreement for the convenience of the Customer for any reason or without reason. In the event of such termination without cause, the Contractor shall receive, as its entire and sole compensation, a settlement computed in the following manner for Work that has commenced prior to notice of termination under this Section 18.5:
18.5.1          Contractor’s actual, necessary and reasonable cost actually incurred by Contractor in performing the Work in accordance with this Agreement up to the date of termination, as determined by audit of the Contractor’s records, including costs for equipment for manufacturing process, provided that such costs have been remitted and are nonrefundable, plus
18.5.2          A lump sum of NIS 500,000 (Five Hundred Thousand New Israeli Shekels);
provided, that in no event shall such sum exceed the Total Price set forth in Section 14.

18.6          The expiration or termination for any reason of this Agreement shall not affect any rights or obligations of either party accrued prior to such termination or expiration. Upon termination of this Agreement, Contractor shall discontinue all further Work and shall promptly return or destroy, as directed by Company, all copies of Confidential Information, including any notes, memoranda or other materials containing such Confidential Information or relating thereto, and all copies thereof, and will destroy or delete any Confidential Information that has been recorded or stored in any electronic medium. In addition, upon early termination of this Agreement, for whatever reason, Contractor shall, if requested, and at no additional cost to Customer, assist Customer to smoothly Contractor’s obligations under this Agreement to another third party, at Customer’s choice.

18.7          The provisions of Sections 1, 3, 4.4, 4.5, 5.2, Error! Reference source not found., 9.2, 10, 11, 14.6 through 14.8, 15, 16, 17, 18.5, 18.6, 18.7 20, 21, 22 and 23 and the Annexes shall survive expiration or termination for any reason of this Agreement and shall remain in effect thereafter.

19.          SUSPENSION

The Contractor shall upon the written notification from the Customer suspend the progress of the Work or any part thereof for such period of time and in such manner as may be determined by the Customer, and shall during such suspension properly protect and secure (at Customer’s expense) the Work so far as is necessary in the opinion of the Customer. The extra costs, including those caused by the subsequent resumption of Work incurred by the Contractor in complying with the Customer’s written instructions, shall be borne and paid by the Customer against receipt by Customer of supporting documentation, unless such suspension is necessary due to the fault of the Contractor (or anyone on its behalf), in which case, such costs shall be borne and paid by Contractor. Any such suspension/s shall not exceed in the aggregate, in any event, 45 (forty five) days.

20.          GOVERNING LAW AND JURISDICTION

20.1          This Agreement shall be governed and construed in accordance with the laws of the State of Israel. The competent courts in Tel Aviv have the exclusive jurisdiction over any disputes and/or claims relating to and/or arising from this Agreement.

20.1          All technical disputes and disputes regarding changes as specified in Section 13.1, which cannot be amicably resolved between the Parties within 14 (fourteen) days s following the receipt by either party of first written notice of such dispute form the other parties shall be resolved by arbitrator Mr. Eric Shem-Tov (“Arbitrator”). If, for any reason, the Arbitrator is unable to serve as an arbitrator between the parties, the parties shall agree upon a replacement independent arbitrator. If the parties are unable to reach an agreement regarding the identity of such replacement arbitrator within fourteen (14) days after the laps of the first fourteen (14) days, or such further period as the parties shall agree in writing, on the replacement arbitrator will be appointed by the Israeli Institute of Commercial Arbitration in accordance with its rules. Each of the parties hereby agrees that any and all expenses related to the arbitration (not including each party’s legal fees) will be paid equally by the parties, unless the expert determines that one party’s position was manifestly unreasonable, in which case such party shall bear all of such costs. The arbitrator shall provide a written decision. The decision of the arbitrator shall be final and binding upon the parties (in the absence of a manifest error).

20.2          In any event of dispute or disagreement between the Contractor and the Customer, it is agreed that the Contractor shall not slow and/or delay the progress of the Work or suspend the Work, including any change order, or hinder in any way the completion and/or delivery thereof. The Work will continue to be executed as scheduled in spite of any disagreement between the parties, provided that Customer has not ceased, for a period of more than 1 (one) consecutive payment milestone, payment of the Consideration when same would become due pursuant to Section 14 above.

20.3          The Contractor will not be entitled, under any circumstances, to petition for an injunction against the continuation of the construction of the Facility or any part of the performance of the Work. In addition, the Contractor shall not have the right to place a lien on and/or withhold (זכות עכבון) the Works and/or Facility and/or any components thereof. The Contractor will be entitled only to submit a monetary claim against the Customer in accordance with the provisions of this Agreement, but not to take any steps whatsoever which could delay performance of the Work. Until final determination of the dispute between the parties hereto the Contractor agrees to fully comply with the instructions of the Customer, provided that Customer has not ceased, for a period of more than 1 (one) consecutive payment milestones, payment of the Consideration when same would become due pursuant to Section 14 above.

20.4          The address of the parties for the purpose of service of process shall be as set forth in Section 21 below.

21.          NOTICES

21.1          All legal notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be (as elected by the party giving such notice) hand delivered by messenger or courier service, sent by facsimile or other electronic means,, or mailed by registered or certified mail (postage prepaid), return receipt requested, or delivered by overnight delivery service, addressed to:

If to Customer:
Mediwound Ltd. Address: 42 Ha’Yarkon St., Yavne 8122745, Israel Facsimile: 077-9714111 Email: tzvip@mediwound.com Attention: Tzvi Palash, COO
If to Contractor:
Biopharmax Group Ltd. 4 Hasadnaot St. Herzelia 46728 Israel Facsimile: 09-9716112 Email: sarel@biopharmax.com Attention: Sarel Chen Tov CEO

21.2          Each such notice shall be deemed delivered: (a) on the date delivered if by personal delivery (including by an overnight delivery service, with proof of delivery); (b) on the date transmitted if by facsimile or other electronic means, and if transmitted on a non-business day – on the first business day following transmission; and (c) on the date upon which the return receipt is signed or delivery is refused, as the case may be, if mailed certified, return receipt requested.

22.          FORCE MAJEURE

22.1          Any delay in or failure of performance by either party shall be excused if and to the extent that same has been caused by an event, incident or occurrence constituting Force Majeure. Each party shall notify the other party in writing of the occurrence of such Force Majeure event no later than 5 (five) working days from its occurrence, setting forth the estimated effect thereof on the performance of its obligations and undertakings hereunder and takes all commercially reasonable measures to mitigate and/or minimize such delay.

22.2          For the purpose hereof, “Force Majeure” shall mean any one or more of the following events, occurrences and incidents directly creating any such delay in or failure of performance, that prevents the Contractor from performing its obligations under this Agreement:
(a)	Floods, hurricanes and earthquakes and other natural disasters and occurrences;
(b)	General domestic strikes in ports or customs, war and blockades;
(c)	War, blockades, sabotage, war-like and terror actions, and general mobilization of reserves or general lockdown preventing construction works;

22.3          Notwithstanding the above, it is agreed that no reason whatsoever, including without limitation, any event, incident or occurrence constituting Force Majeure in terms of this Agreement shall serve as an excuse or reason for non-conformity of the Work and/or the Facility and/or any components thereof to the provisions (except for timetables affected by the Force Majeure) of this Agreement. If an event of Force Majeure should continue for a period of more than sixty (60) days, the party not subject to the event of Force Majeure shall have the right, but not the obligation, to terminate this Agreement by giving written notice of termination to the other party hereto. In case Customer terminates this Agreement according to this Section, Customer shall not be required to pay Contractor the compensation under Section 18.5.

23.          MISCELLANEOUS

23.1          Each of the parties hereby represents and warrants to the other party that it has full right and authority to enter into this Agreement and to perform its obligations hereunder and that this Agreement constitutes its valid and binding obligation, enforceable against it in accordance with its terms.

23.2          This Agreement is binding upon and is for the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not made for the benefit of any person or entity not a party hereto, and no person or entity (including without limitation any sub-contractors, vendors, suppliers or customers) other than the parties hereto or their respective successors and permitted assigns will acquire, have or be entitled to any benefit, right, remedy or claim under or by reason of or may otherwise rely on any provision of this Agreement. Customer shall be entitled to assign this Agreement and/or its rights or obligations hereunder to any Affiliate thereof or to a successor of interest or purchase of all or substantially all of Customer’s business or asset relating the subject matter of this Agreement, upon written notice to the Contractor. Contractor shall not be entitled to assign its rights or obligations hereunder without the prior written consent of the Customer and any assignment or transfer not in accordance with the terms and conditions of this Agreement shall be null and void.

23.3          The provisions of this Agreement are severable and, in the event that any court of competent jurisdiction determines that any one or more of the provisions or part of a provision contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement; but this Agreement shall be reformed and construed to the maximum extent possible as if such invalid, illegal or unenforceable provision, or part of a provision, had never been contained herein.

23.4          Nothing contained in this Agreement shall be deemed to establish any partnership, joint venture or agency relationship and the parties shall act at all times as independent contractors. Unless otherwise expressly provided herein, the employees of each party to this Agreement shall in no event be deemed employees of the other party by reason of this Agreement, and such employees shall not be entitled to participate in any benefits provided by such other party to its employees. Neither party shall have any authority to enter into any contracts, assume any obligations or make any warranties or representations on behalf of the other party.

23.5          This Agreement and any of the Annexes attached hereto may not be amended, modified, altered, or supplemented except by a written agreement executed by both parties hereto.

23.6          This Agreement and the Annexes attached hereto set forth the entire understanding between the parties hereto and supersedes all prior agreements, arrangements and communications, whether oral or written, with respect to the subject matter hereof, including, without limitation, the MOU executed between the parties on 11 December, 2022.

23.7          This Agreement may be executed in counterparts (including counterparts transmitted by fax or email via PDF), each of which shall be deemed to be an original, but all of which taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the Effective Date.

Mediwound Ltd.	Biopharmax Group Ltd.

SIGNATURE:/s/Ofer Gonen /s/Hani Luxemburg SIGNATURE:         /s/ Asher Alkoby

NAME:          Ofer Gonen  Hani Luxenburg            NAME:          Asher Alkoby

TITLE:          CEO          CFO            TITLE:          President and Co-Owner